December 16, 2014

Ms. Karen Rossotto
Division of Investment Management
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Managed Portfolio Series (File Nos. 333-172080; 811-22525)

Dear Karen:

Enclosed please find Post-Effective Amendment No. 153 under the Securities Act of 1933 and Post-Effective Amendment No. 154 under the Investment Company Act of 1940 to the Trust's registration statement on Form N-1A (File Nos. 33-172080 and 811-22525) (the "Post-Effective Amendment") for the purpose of adding a new series to the Trust – Advantus Short Duration Bond Fund (the “Bond Fund”), and registering an indefinite number of shares of beneficial interest of the Bond Fund in two share classes ("Bond Fund Shares") under the Securities Act of 1933, as amended (the "1933 Act"), and for the purpose of adding a second share class (“SDI Investor Shares”) to the Advantus Strategic Dividend Income Fund (“SDI Fund”), and registering such SDI Investor Shares under the 1933 Act.  The Bond Fund and the SDI Fund are collectively referred to hereinafter as the “Funds”.

We have acted as counsel for the Trust in connection with the filing of this Amendment with the United States Securities and Exchange Commission (“SEC”).

Ms. Karen Rossotto
December 16, 2014

We believe that this Amendment is filed solely for one or more of the purposes specified in paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended (the “Rule”), and no material event requiring disclosure in the prospectus, other than one listed in paragraph (b)(1) of the Rule or one for which the SEC has approved a filing under paragraph (b)(1)(vii) of the Rule, has occurred since the filing of the Funds registration statement under Rule 485(a) on October 2, 2014.

Very truly yours,

For Bernstein Shur